                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)
 May 6, 1999

                PETSEC ENERGY REPORTS MARCH 1999 QUARTER RESULTS

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ), today announced its results for the three months ended March 31, 1999.

Under Australian accounting standards, the Company reported an after tax loss of A$9.1 million in the quarter ended March 31, 1999 (1998: a net loss of A$14.3 million).

Under U.S. generally accepted accounting principles the Company reported a net loss of US$5.8 million, or US$0.27 per American Depositary Receipt ("ADR"). This is compared to a net loss in the 1998 quarter of US$8.9 million, or US$0.41 per ADR.

Net sales in the March quarter were US$9.3 million, down from US$28.0 million in 1998. Net production of 4.1 Bcfe for the quarter was down 65% on the March 1998 quarter production of 11.7 Bcfe. The lower production and reduced net sales follows the sale, effective January 1, 1999 of a 50% working interest in 17 production leases and 6 exploration leases, coupled with natural decline over the twelve month period. On February 1, 1999, Petsec completed the sale to Apache Corporation for US$68.3 million. Proceeds were used to repay bank debt.

Cash flow from operating activities in the March quarter was US$8.9 million or US$0.42 per ADR. In 1998 cash flow from operating activities totaled US$23.3 million or US$1.08 per ADR.

The Company was the high bidder for two leases at the OCS Central Gulf of Mexico Lease Sale in March 1999. A sole bid of US$1.7 million on Vermilion 258 was successful, and a joint bid with Coastal Corporation for West Delta 113 was also successful with Petsec's share being US$0.3 million. The leases are expected to be awarded within the next two months.

No wells were drilled in the first quarter. The Company expects to commence its 1999 drilling program in the June quarter. A total of 6 to 8 wells are anticipated to be drilled during the remainder of 1999, exposing the Company to an unrisked 60 Bcfe in net reserve potential. It is anticipated that most of the wells will be in joint venture with Gulf of Mexico industry partners in order to spread risk and operate within the constraints of operating cash flow.

Petsec Energy is an independent oil and gas exploration and production company with its operations in the offshore Gulf of Mexico (based in Lafayette, Louisiana) and its head office in Sydney, Australia.


For further information please contact:

In Australia:                               In USA:
Terry Fern, Managing Director               Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000           Lafayette, Louisiana 70503-3402

   Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

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                               PETSEC ENERGY LTD

              RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 1999
               (A$, AUSTRALIAN ACCOUNTING STANDARDS, UNAUDITED)

                                                           Three months ended        Change        Year to date ended       Change
                                                        31 Mar 99      31 Mar 98       %        31 Mar 99      31 Mar 98       %
                                                             (in thousands)                          (in thousands)
                                                        ------------------------     ------     ------------------------    ------
OIL AND GAS SALES (BEFORE DEDUCTING ROYALTIES)           A$    17,477     51,145    - 66%        17,477      51,145         - 66%

Profit and loss account

  Profit before interest and abnormal items              A$    (4,664)     8,150    -157%        (4,664)      8,150         -157%
  Net interest expense                                         (4,478)    (1,892)                (4,478)     (1,892)
                                                               -----------------                 ------------------
  Operating profit (loss) before abnormal items                (9,142)     6,258                 (9,142)      6,258
  Abnormal items - dry hole costs and impairments                   -    (28,593)                     -     (28,593)
                                                               -----------------                 ------------------
    Operating profit (loss) before tax                         (9,142)   (22,335)                (9,142)    (22,335)
  Tax benefit (expense)                                             -      8,023                      -       8,023
                                                               -----------------                 ------------------
    OPERATING PROFIT (LOSS) AFTER TAX                          (9,142)   (14,312)                (9,142)    (14,312)
                                                               -----------------                 ------------------


BASIC AND DILUTED EARNINGS PER SHARE                     A$     (0.08)     (0.13)                 (0.08)      (0.13)

NUMBER OF SHARES OUTSTANDING (PERIOD END, THOUSANDS)          107,501    107,601                107,501     107,601

NUMBER OF SHARES OUTSTANDING (AVERAGE, THOUSANDS)             107,592    107,601                107,592     107,601

AVERAGE US$ / A$ EXCHANGE RATES                                0.6259     0.6690                 0.6259      0.6690

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                              PETSEC ENERGY LTD

              RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 1999

      (US$, "SUCCESSFUL EFFORTS" ACCOUNTING UNDER US GENERALLY ACCEPTED
                      ACCOUNTING PRINCIPLES, UNAUDITED)

                                                         Three months ended        Change        Year to date ended        Change
                                                               March 31                               March 31
                                                         1999          1998          %           1999          1998          %
                                                         ------------------                      ------------------
                                                           (in thousands)                          (in thousands)
STATEMENT OF OPERATIONS
  Oil and gas sales (net of royalties)           US$    9,315        27,986        -67%         9,315        27,986        -67%
  Lease operating expenses                             (1,740)       (4,236)                   (1,740)       (4,236)
  General, administrative and other expenses           (1,732)       (2,197)                   (1,732)       (2,197)
  Stock compensation expense                             (120)         (309)                     (120)         (309)
                                                       --------------------                    --------------------
    EBITDAX (income before interest, DD&A,
     exploration, abandonments dry hole
     costs & impairments)                               5,723        21,244        -73%         5,723        21,244        -73%
  Depletion, depreciation & amortisation (DD&A)        (6,483)      (15,102)                   (6,483)      (15,102)
                                                       --------------------                    --------------------
    INCOME FROM OPERATIONS (before exploration,
     abandonments, dry hole costs & impairments)         (760)        6,142                      (760)        6,142
  Exploration expenditures                             (1,645)       (1,824)                   (1,645)       (1,824)
  Abandonments                                           (888)            -                      (888)            -
  Dry hole costs and impairments                            -       (16,951)                        -       (16,951)
                                                       --------------------                    --------------------
    INCOME (LOSS) FROM OPERATIONS                      (3,293)      (12,633)                   (3,293)      (12,633)
  Profit on sale of assets and other income               254           (31)                      254           (31)
  Interest expense (net of interest income)            (2,783)       (1,206)                   (2,783)       (1,206)
                                                        --------------------                    --------------------
    Income (loss) before tax                           (5,822)      (13,870)                   (5,822)      (13,870)
  Income tax benefit (expense)                              -         5,004                         -         5,004
                                                       --------------------                    --------------------
     NET INCOME (LOSS)                           US$   (5,822)       (8,866)                   (5,822)       (8,866)
                                                       --------------------                    --------------------

CASH FLOW DATA
  Net cash provided by operating activities      US$    8,931        23,350        -62%         8,931        23,350        -62%
  Net cash provided by (used in)
   investing activities                          US$   64,339       (32,361)                   64,339       (32,361)
  Net cash provided by (used in)
   financing activities                          US$  (65,000)        4,000                   (65,000)        4,000

BALANCE SHEET DATA (AT END OF PERIOD)
  Total assets                                   US$  124,782       242,830                   124,782       242,830
  Cash and deposits                              US$   21,758        14,160                    21,758        14,160
  Borrowings                                     US$  108,662       103,636                   108,662       103,636
  Shareholders' equity                           US$   (1,410)       92,640                    (1,410)       92,640

BASIC AND DILUTED EARNINGS PER SHARE
  Net income per ordinary share                  US$    (0.05)        (0.08)                    (0.05)        (0.08)
  Net income per ADR                             US$    (0.27)        (0.41)                    (0.27)        (0.41)
  Average number of shares outstanding
   (thousands)                                        107,592       107,601                   107,592       107,601
------------------------------------------------------------------------------------------------------------------------------------
                                                          ADDITIONAL DATA
NET PRODUCTION
  Oil (MBbls)                                             249           683        -64%           249           683        -64%
  Gas (MMcf)                                            2,621         7,582        -66%         2,621         7,582        -66%
  Total (MMcfe)                                         4,115        11,680        -65%         4,115        11,680        -65%

NET SALES
  Oil (US$ in thousands)                         US$    3,132        10,953                     3,132        10,953
  Gas (US$ in thousands)                                6,183        17,033                     6,183        17,033
  Total (US$ in thousands)                              9,315        27,986        -67%         9,315        27,986        -67%

AVERAGE SALES PRICE
  Oil (US$ per Bbl)                              US$    12.58         16.04        -22%         12.58         16.04        -22%
  Gas (US$ per Mcf)                                      2.36          2.25          5%          2.36          2.25          5%
  Total (US$ per Mcfe)                                   2.26          2.40        - 6%          2.26          2.40        - 6%

AVERAGE COSTS (US$ PER MCFE)
  Lease operating expenses                       US$     0.42          0.36                      0.42          0.36
  Depletion, depreciation and amortisation               1.58          1.29                      1.58          1.29
  General, administrative & other expenses               0.42          0.19                      0.42          0.19
  Stock compensation expense                             0.03          0.03                      0.03          0.03
                                                         ------------------                      ------------------
     Total (before exploration, abandonments,
      dry hole costs & impairments)                      2.45          1.87         +31%         2.45          1.87        +31%
                                                         ------------------                      ------------------